UAV CORP.

April 1, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	UAV Corp.
Offering Statement on Form 1-A
Filed February 12, 2021
File No. 024-11456

Ladies and Gentlemen:

On behalf of our Company, UAV Corp., (the “Company”), we are filing with the Securities and Exchange Commission (the “Commission”), Amendment No. 1 to the offering statement on Form 1-A (“Amendment No. 1”) for the registration for securities.

This letter also sets forth the Company’s responses to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated March 8, 2021 regarding your review of the amended offering statement on Form 1-A, which was filed with the Commission on February 12, 2021.

For your convenience, the Staff’s comments have been repeated below in their entirety, with the Company’s response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 2. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No 2.

Form 1-A filed February 12, 2021

General, page i

1.	Please reconcile the Item 4 of Part I disclosure that indicates the company intends to price this offering after qualification pursuant to Rule 253(b) with the disclosure on the cover page of the offering statement and elsewhere and in the revised subscription agreement that refers to a price of $.50 per share.

We have generally amended throughout for consistency regarding the strike price. Please note that we have amended the offering circular to state a fixed offering price of $0.15 per share throughout.

2.	We note your disclosure on page 50 that the offering will terminate on the earlier of: (i) the date when the sale of all shares is completed, or (ii) 360 days from the effective date of this document appears to be inconsistent with your disclosure on the cover page. Please advise or revise to clarify the period of the offering.

We have corrected inconsistencies throughout.

Risk Factors, page 4

3.	We note that Section 9 of the Subscription Agreement designates the federal district courts of the United States of America in the state of Wyoming as the exclusive forum for the resolution of any complaint asserting a cause of action arising from the Subscription Agreement, arising from the Securities Act of 1933 or arising from the Securities Exchange Act of 1934. Please disclose the scope of your exclusive forum provision. Please add risk factor disclosure regarding the provision and address, without limitation, how this provision may impact shareholder rights. Please also state that there is uncertainty as to whether a court would enforce such provision. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

We have added the appropriate risk factor.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me or our counsel, Eilers Law Group, P.A. at (786) 273-9152.

Very truly yours,

By:	/s/ Michael Lawson
Michael Lawson, CEO
UAV Corp.

cc:     William R. Eilers, Esq.